Mail Stop 0306


March 22, 2005



Via Facsimile and U.S. Mail

George V. Migausky
Vice President and Chief Financial Officer
BioVeris Corporation
16020 Industrial Drive
Gaithersburg, MD  20877


	Re:	BioVeris Corporation
		Form 10-K for the fiscal year ended March 31, 2004
			Filed August 16, 2004
		Form 10-Q for the fiscal quarter ended December 31, 2004
		File No. 0-50583

Dear Mr. Migausky:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2004

Item 8 - Consolidated Financial Statements

Consolidated Balance Sheets - Page 60

1. We note that you recorded a loss in the second quarter of fiscal year 2005 as a result of your planned disposal of your interest in MSD. We also note that MSD has a history of operating losses and has required significant funding from you and your predecessor. The net book value of the MSD assets as presented in your consolidated financial statements as of March 31, 2004 is $46.5 million, of which
$3.2 million is inventory and $7.3 million is property, plant and equipment. Supplementally tell us what consideration was given to any possible impairment that may have existed with respect to the MSD assets.

Consolidated Statements of Cash Flows - Page 61

2. We see the line "Cash contributed by Parent, net." Please supplementally tell us why this amount is presented as net, and also what this amount is net of. Please see paragraphs 11-13 of SFAS 95.
Revise future filings as appropriate as a result of our comment.

Consolidated Statements of Stockholders` Equity - Page 62

3. We see here where you present capital contributed by parent of $164,664. We also see on the statement of cash flows where net cash contributed by Parent was $247,626. Supplementally tell us why there is such a large discrepancy between these amounts.

4. We note per your disclosures on Page 63 that you paid Roche $50 million for the license rights. Further, you indicate you recorded an asset of $19.5 million at the merger date. We note from your response letters to SEC comments on your S-4 where it appears you believed $50 million was the value of the licenses being acquired, and that you would amortize that asset over its useful life. Supplementally tell us what events occurred subsequent to the S-4 that caused you to believe there was impairment to this asset. Further, it appears that you have accounted for the impairment of this asset value through the capital accounts. Supplementally tell us why you believe this is the appropriate accounting rather than recording a charge through the income statement.

Note 1 - Organization and Summary of Significant Accounting
Policies
- Page 63

Consolidation Accounting

5. We note that the audited financial statements of MSD included in
Exhibit 99.9 are as of and for the year ended December 31, 2003. However, it appears from various footnotes that you are using updated balance sheet amounts as of March 31, 2004 for MSD. Please supplementally tell us whether the March 31, 2004 balance sheet information is audited or unaudited information.

Note 5 - Income Taxes - Page 77

6. Please supplementally tell us what you mean by your reference in the first paragraph to "the pro-forma." Please revise future filings as appropriate to clarify what pro forma information you are referring to.

Note 7 - Related Parties - Page 78

7. We see on Pages 97 and 98 of this filing where you discuss agreements reached between IGEN and Wellstat Therapeutics and Proteinix, which are controlled by your CEO. Supplementally tell us how you have accounted for such payments in your consolidated financial statements for the year ended March 31, 2004. Further, we do not see where these payments are included in your related party footnote disclosures. Tell us why you determined that these payments would not require disclosure within your related party footnote. Please revise future filings as appropriate based on our comments.

Item 9A.  Controls and Procedures - Page 84

8. We note your statement that your chief executive officer and your chief financial officer "have concluded that [your] disclosure controls and procedures are effective in timely making known to them material information relating to our company required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934." The language included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. Please revise in future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e). Please note this comment also applies to your Form 10-Q as of June 30, 2004.

9. Under Item 308(c) of Regulation S-K, you are required to
disclose
any change in your internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15 or 15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Your current disclosure only refers to disclosure controls and procedures. As such, you should revise future filings to provide the required disclosure under Item 308(c) of Regulation S-K. Please note this comment also applies to your Form 10-Q as of June 30, 2004.

Form 10-Q as of December 31, 2004

10. Supplementally and in future filings provide more details of how the loss on joint venture impairments reflected in the statements of operations on page 4 was determined. The footnotes should disclose when the impairments were recorded and the specific circumstances that resulted in the impairments. In addition, provide details of how the amount on page 5 "deconsolidation of joint venture" was determined.

11. Supplementally and in future filings provide more details of the terms of the settlement agreement, including the payments that were made or are required to be made and the related accounting treatment.
Clarify how you determined that you no longer met the conditions of
FIN 46 and that reason that you deconsolidated the results of MSD beginning August 12, 2004.

12. Provide supplemental details of the sale of all your interest in
MSD on December 13, 2004, including the terms of the sale, the gain or loss recorded and any liabilities or contingencies that will be retained. Clarify how the gain or loss was determined and how your rental obligation discussed on page 22 was considered in this amount.
In addition, provide details of how you determined the fair market value of $9.9 million. Details should also be provided of the accounting for the $2 million non-refundable prepayment. Please clarify the discussion on page 21 that no further cash payments will be payable pursuant to the buyout until the prepayment credit is no longer deemed outstanding. We also reference the discussion on page
21 that "in the event sufficient net sales or third party financings do not materialize, the Company will not receive any additional payments from MSD or MST". Tell us how this will impact the amount of the purchase price that will be received, and the gain or loss or note receivable recorded? Additional disclosure should also be provided in future filings.

13. We note that you recorded a note receivable of $4.5 million for the net present value of future payments that you expect realize from the sale of your interests in MSD. Tell us the basis for recording the $4.5 million note receivable and the significant assumptions used to estimate this amount, considering the uncertainties and contingencies discussed above. Tell when this amount will be collected.

14. We note that for the fiscal year ended March 31, 2004, you present `merger related costs,` which includes a $33.7 million charge you recorded in 2004 to reduce the value of your investment in the MSD joint venture. You also present `cumulative effect of change in accounting principle` of ($33.7 million), which represents the reversal of the original investment impairment charge as a result of your consolidation of MSD. In the 10-Q as of December 31, 2004, you present a charge in fiscal year 2005 of $37.1 million relating to the impairment of your investment in MSD. In future filings, revise Management`s Discussion and Analysis to provide the reader with a discussion that outlines how these charges impact the comparability of your financial statements between periods.

15. Supplemental to the above, we note that in fiscal year 2004, you recorded the initial charge of $33.7 million as an operating cost, within the merger related costs. However, in fiscal year 2005, you have recorded the impairment of $37.1 million as a non-operating expense. Supplementally tell us why these two similar charges have been recorded in different categories on the statement of operations.
Please also revise future filings to discuss the impact of the changed classification on the comparability of your financial statements.

Item 4.  Controls and Procedures - Page 54

16. We note your statement that your chief executive officer and your chief financial officer "have concluded that [your] disclosure controls and procedures provide reasonable assurance that information relating to [your] Company required to be disclosed in [your] reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your Form 10-Q as of September 30,
2004.

17. In addition, the language that is currently included after the phrase "reasonable assurance" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e). In this regard, please note that the term "reasonable assurance" does not appear in the definition of disclosure controls and procedures as set forth in the rule. Please note this comment also applies to your Form 10-Q as of September 30, 2004.

18. We note your statement that "[your] management...does not expect that [your] disclosure controls or internal controls will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of control can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Any such statement should be presented separate from the conclusion regarding your disclosure controls and procedures. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please note this comment also applies to your Form 10-Q as of September 30, 2004.


* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 824-1791 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
the Senior Assistant Chief Accountant, at (202) 942-1984.


					Sincerely,


					Brian Cascio
					Branch Chief


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George V. Migausky
BioVeris Corporation
March 22, 2005
Page 1